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toby.merchant@ssd.com

December 7, 2011

VIA COURIER AND EDGAR

Mr. Larry Spirgel

Assistant Director

Mail Stop 3720

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Compass Diversified Holdings

Registration Statement on Form S-3

Filed November 21, 2011

File No. 333-178071

Dear Mr. Spirgel:

On behalf of Compass Diversified Holdings (the “Trust”) and Compass Group Diversified Holdings LLC (the “Company” and together with the Trust, “CODI”), we submit this letter in response to comments from the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated December 1, 2011, relating to CODI’s Registration Statement on Form S-3 (File No. 333-178071) filed with the Commission on November 21, 2011 (the “Registration Statement”). For ease of reference, we have restated your comment below in bold and italicized text preceding our response.

Enclosed herewith (and being filed simultaneously on EDGAR) is the Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which incorporates CODI’s response to your comment. For the convenience of the Staff, we are enclosing with this response letter three copies of Amendment No. 1 with the changes marked for the Staff’s ease of review.

Material U.S. Federal Income Tax Considerations, page 11

1. You state on page 12 under “Status of the Trust” that tax counsel is relying on certain factual representations, among them that “the trust is not required to register as an investment company under the Investment Company Act of 1940.” However, this statement constitutes a legal conclusion that cannot be assumed by counsel, and must be part of tax counsel’s, or another counsel’s, opinion. Please revise accordingly.

In response to the Staff’s comment, CODI has revised the section entitled “Material U.S. Federal Income Tax Considerations” in Amendment No. 1 to delete reference to tax counsel’s reliance on the representation that the

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Mr. Larry Spirgel December 7, 2011 Page 2

trust is not required to register as an investment company under the Investment Company Act of 1940. Tax counsel has reissued its opinion without reliance on such representation, which opinion is attached as Exhibit 8.1 to Amendment No. 1.

We appreciate the efforts of the Staff in reviewing the Registration Statement. Should you have any questions concerning the response to your comment or Amendment No. 1, please do not hesitate to contact me (1.513.361.1229) or Stephen C. Mahon (1.513.361.1230) at Squire, Sanders & Dempsey (US) LLP.

Respectfully submitted,

Squire, Sanders & Dempsey (US) LLP

/s/ Toby D. Merchant

Toby D. Merchant

TDM/jb

Enclosures

cc:	Alan B. Offenberg, Compass Group Diversified Holdings LLC

James J. Bottiglieri, Compass Group Diversified Holdings LLC

Carrie W. Ryan, Esq., Compass Group Diversified Holdings LLC

Stephen C. Mahon, Esq., Squire, Sanders & Dempsey (US) LLP